EXHIBIT 77H

For RiverSource Real Estate Fund:

During the six-month period ended 6/30/07, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.